EXHIBIT 99.02

Juniper Research Limited Century House Priestley Road Basingstoke Hampshire England RG24 9RA Tel: +44 (0) 1256 830002 Fax: +44 (0) 8707 622426 www.juniperresearch.com
11th December 2006
Glu Mobile Inc.
1800 Gateway Drive, Second Floor
San Mateo, CA 94404
Attn: Jill Braff
Ladies and Gentlemen:
Glu Mobile Inc., (the “Company”) has requested that JUNIPER RESEARCH LIMITED (“Juniper”) execute this letter in connection with a proposed initial public offering by the Company (the “IPO”). In connection with the IPO, the Company will be filing a registration statement on Form S-1 (the “Registration Statement”) with the Securities and Exchange Commission. In response to such request, please be advised as follows:
     1. Juniper consents to the use by the Company of Juniper’s name in portions of the prospectus and the Registration Statement.
     2. Juniper consents to the use by the Company of the research data substantially in the form furnished hereto as Exhibit A, which will be included as part of the Registration Statement. In granting such consent, Juniper represents that, to its knowledge, the statements made in such (research data) case study are accurate and fairly present the matters referred to therein. Whilst information, advice or comment is believed to be correct at the time of publication, Juniper cannot accept any responsibility for its completeness or accuracy. Accordingly, Juniper or the author shall not be liable to any person or entity with respect to any loss or damage caused or alleged to be caused directly or indirectly by what is contained in or left out of the publication.
Juniper agrees that the existence and terms of the IPO constitute confidential information and agrees not to disclose such confidential information to any person or entity or use such confidential information for any purpose other than set forth herein.
Very truly yours
JUNIPER RESEARCH LIMITED
By:     /s/ Michele Ince
Michele Ince, General Manager, Juniper Research Limited
Registered Office: Century House, Priestley Road, Basingstoke England RG24 9RA   Registered in England   Registered No: 4365384   VAT No: 793252903

Exhibit A
Juniper Research, in its June 2006 “Mobile Games: Subscription & Download, 2006 2011” report, estimates that the worldwide market for mobile games will grow from $3.1 billion in 2006 to $10.5 billion in 2009, a compound annual growth rate of 50.2%.
Juniper Research, in its June 2006 “Mobile Games: Subscription & Download, 2006 2011” report, estimates that the percentage of wireless subscribers who download mobile games in our two largest markets, North America and Europe, will increase from 5.5% in 2006 to 14.6% in 2009 and from 5.6% in 2006 to 14.0% in 2009, respectively.
Juniper Research, in its June 2006 “Mobile Games: Subscription & Download, 2006 2011” report, estimates that the number of wireless subscribers on 2.5G and 3G networks, which facilitate the latest and highest quality mobile games, will grow from 970 million subscribers in 2006 to 1.8 billion subscribers in 2010.